Invest in Tribe Pilot

Technology Software App Outdoors Travel

Your Mobile Companion to organize, plan, and remember your outdoor adventures

TRIBEPILOT.COM BEND OREGON


"I love this concept.
I've basically been doing this
for years with Google Docs,
and this is way more fun."
"Meal planning has always
been such a hassle;
thank you for
including that."



Growing up in Bend, Oregon and being a life long adventure junky, I have spent years frustrated with the tools we use to organize people for trips into remote locations. Email and text are hacks compared to the possibility that technology can provide.

Matt Smith CEO, Founder @ Tribe Pilot

Why you may want to invest in us...

1. Help us help you and your Tribe get outside this season. All your trip logistics in your pocket.
2. We believe we are positioned to rapidly and profitably scale in 2020.
3. Benefits Corporation Certified in 2019, Built to last, built to lead by example, focused on the triple bottom line.
4. Sailing into a blue ocean segment worth over $400B.
5. **Lead Investor**: invested $50,000 on these terms

The founder

MAJOR ACCOMPLISHMENTS



Matt Smith
CEO, Founder
Benefits corporation advocate dedicated to the building of great companies that produce great investor returns while keeping focus on the triple bottom line.

Why people love us

Matt is a great founder. He has great ideas, he knows how to recruit and inspire a team and how to communicate with investors and customers. He is able to keep his eye on long-term goals while also keeping control of day-to-day operations. Matt is deeply committed to providing a great mobile-based tool that will improve the experience of outdoor adventure planners. As the lead investor, I have been extremely impressed with Matt's character, grit and passion as he has worked to bring Tribe Pilot to this point.

Susan Massey
Investor



I've worked with 350+ entrepreneurs and innovators through my work in Tech Transfer, Accelerators, and Small Business Advising. Matt Smith and his team at Tribe Pilot are among the most productive, driven and diligent teams I've ever had the opportunity to work with. Unlike many teams that are just trying to build the next shiny new app, they listen to customers, they make decisions based on data, and have hit product-market fit. As a result, they've positioned themselves for profitability. Additionally, the Tribe Pilot team cares about people and cares about the positive impact that this company can have. They are Certified B-Corp, and their employees care about creating engaging,... read more

Adam Krynicki Advisor $500

Matt is a tenacious innovator, who has focus and passion. He has the ability to lead and inspire others to go above and beyond their own abilities. Most importantly, Matt is an amazing listener, extremely compassionate and empathetic and consistently seeks feedback to improve. Finally, his service offering with Tribe Pilot is unique and beneficial to those who love the outdoors and have difficulty finding ways to organize trips. I've been using the application for years and love it!

Kenny Parsons Customer $10,000

See more on Buzz

In the news

No Logo

Bend startup's new app helps plan trips, group outings - KTVZ

A Bend startup is showing off 'Tribe Pilot,' an app that allows you to share and store all the plans for group trips or vacations.

February 18, 2020 @ ktvz.com

No Logo

Tribe Pilot Will Change How You Plan Outdoor Adventure - Bend Magazine

Written by Cathy Carroll Tribe Pilot is an app that will make planning multiday outdoor adventures easier. Last summer, after a five-year bender in startup land, Bend's Matt Smith took some time to regroup

September 1, 2017 @ bendmagazine.com

Downloads

Tribe Pilot Revenue Share Calculator.xlsx
20200413.pdf

Tribe Pilot - Perfectly Positioned

If it's not on Tribe Pilot, it isn't going to happen. Software has enhanced virtually every market across all industries. But largely due to hardware limitations (battery life, durability, processing power, and on-board storage) the outdoor experience has been ignored by technology disruptions. As recently as two years ago, the next generation of smartphones finally enabled our devices to support us in the outdoors. On the cutting edge of this new frontier, Tribe Pilot is here to ensure that when it comes to outdoor adventure, the first move is to reach for your phone.

One hundred forty-five million Americans participate in outdoor recreation every year. That's more people than the attendance of all yearly NFL, NBA, MLB, and NHL games combined, making outdoor activities America's favorite pastime.

When taken as a whole, the outdoor industry accounts for about $412 billion in annual economic activity; that's over 2% of GDP. In terms of consumer spending, it's a bigger market than either Pharmaceuticals or Automobiles.

Yet this powerful and popular consumer segment is still looking for a purpose-built tool to support their outdoor adventures. Our users are begging us to answer their call for an app that makes outdoor experience happen.



With simple tools:
Trip Builder
Crew Recruiter
Route Picker
Gear Organizer
COUNTDOWN
14 DAYS
15 . 18
July
July
Sent 1 Invite To
Yosemite Adventure
CONTINUE
Shared Gear
TRIBE PILOT
Commercial in Confidence
4/15/2020

Born on Adventure

Tribe Pilot was conceived after a long day of mountain biking on a week-long trip in British Columbia in 2016. There, sitting around a campfire with a group of close friends, we relived the day's best moments, cracked some terrible jokes and dulled the ache of tired muscles with a beer or two. If you've ever been on a trip with friends, you know this scene well, whether it's around a campfire, a restaurant table or the coffee table in an Airbnb rental. And odds are, you cherish the same kind of moments.

The nine of us had been planning this trip for months, and as we added logs to the campfire, the conversation turned to the absurd number of emails, spreadsheets, text messages, gear and food lists, calendars and all the other shared documents we'd sent, received, searched for again and again, accidentally deleted and eventually muddled through in order to pull the trip together.

That's when we decided we were going to create a better way to plan group adventures. And that's where the idea for Tribe Pilot was born.

Everything in one place, and everyone on the same page

Tribe Pilot is a social tool purpose-built to facilitate the discovery, organization, and execution of outdoor adventures. We're aiming to be the comprehensive in-pocket resource for all your outdoor needs. Regardless of your outdoor aptitude, if you've ever organized a group activity—from potlucks to family reunions—you've recognized our opportunity. *~Note: 20% of trips on Tribe Pilot are not outdoor related.*

With Tribe Pilot, everything related to your trip lives in one shared location, so everyone has access to and can contribute to the trip, and communications are central yet separate from actual trip logistics. We're talking dates, locations, activities, maps, gear, accommodations, to-dos, food lists, and more.

Benefit Corporation – Business for good


E PILOT
benefit
for good
Tribe Pilot

We believe business can and should be used as a force for good, which is why we became a Benefit Corporation within our first year of operation. To us, "good" means we're thoughtful and deliberate about how we build our business and our company culture, and we consider how our actions impact our investors, shareholders, employees, users, community and the environment.

Additionally, as an adventure-focused company, we passionately believe we need to protect the planet we love and all the places we play. That's why we're committed to taking action on carbon sequestration, actively participating in the removal of carbon dioxide from our atmosphere to slow—or even reverse—the process of climate change.

From our start to now

Upon our initial release, in May of 2019, Tribe Pilot quickly attracted more than 3,500 users who've used the app to plan 3,000 trips in 48 states and 50 countries. And that's all without any active marketing efforts; so far, it's all word of mouth.


Tribe Pilot Users
Tribe Pilot Trips

We're now on the third version of Tribe Pilot. As we move through 2020 the company is in a strong position to scale profitably.

And that's where you come in.

How we make money

Tribe Pilot is functional upon initial download to all users at no cost. Enhanced features and functionality are purchased through a monthly pro-membership. In February and March the company realized a positive return on advertising spend and showed that the market can be reached and monetized in a profitable manner. The metrics work as follows.


Business model: Freemium
We have product market fit!
$100 in Advertising
(300 new users)
14 New Subscriptions
@ $2.99/mo.
Pro Account
$42 MRR
$504 ARR
Based on Pre-COVID-19 Metrics
Too early to tell churn rate
No cancellations to date
longest running is 9 mo.
TRIBE PILOT

Every year 145 million Americans travel into the outdoors, of these 20 million participate in activities that put them in a category ripe for our product. We target 10% of these or 2 million users as actively ready for a solution that we can sell to them. For reference STRAVA, a company similar in product scope with a similar (but not overlapping) market, added 1 million users per month in 2019.


Market Size/Breakdown
145 MM
Americans TAM
20 MM
Serviceable Users
2 MM
Target
Users
145 Million Americans Participate (TAM)
11 Billion Outdoor Outings (USA)
20 Million Americans (SAM)
Meet Our Demographics (USA)
10% Market Share of SAM
Trips With Tribe Pilot
TRIBE PILOT.

2 Million paying users is worth around $15 million in monthly recurring revenue.

Our financials are built on a more conservative case and predict (though cannot be guaranteed) a year 4 MRR of around 1.5 million in Monthly Recurring Revenue (MRR)


Business Model: Total Addressable Market (TAM)
2MM Paying
Users
$2.99/mo.
Pro Account
$6MM MRR
$72,000,000 ARR
With no additional revenue sources
• Based on forward looking projections, cannot be guaranteed.
TRIBE PILOT.

Help Tribe Pilot share our adventure-planning tool with the world

To date, Tribe Pilot has been self-funded...with the help of a few good friends; we've bootstrapped the company to this point. Now, with the major risks retired, it is time to scale.

We need to spread the word and introduce our adventure-planning app to the 145 million Americans participating in outdoor adventure each year. We need to reach one-hundred million annual trips planned on Tribe Pilot. And we need to capitalize on our position of first-mover by building out new and important features in a timely fashion.

Slow adoption is one of our biggest risks. If we don't grow our paying user base fast enough, we'll burn our cash reserves on operations instead of growth and be susceptible to incoming competition.

To mitigate that risk, we are raising a minimum of $500,000 to accelerate product and feature development and capture our first 1-2 million trips in 2020.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Tribe Pilot is a social platform with outdoor specific tools that help you and your friends discover, organize, experience, and remember all your adventures.

Where will your company be in 5 years?

When you think about going into the outdoors—a day hike, a backpacking trip, a whitewater trip—you and 120 million other Americans reach for your phone and open Tribe Pilot. Because adventure doesn't happen if it doesn't happen on Tribe Pilot.

Why did you choose this idea?

Growing up in Bend, Oregon and being a life long adventure junky, I have spent years frustrated with the tools we use to organize people for trips into remote locations. Email and text are hacks compared to the possibility that technology can provide.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

For the first time ever, mobile devices (phones and tablets) are making their way into the outdoors. Battery life, onboard computing power, onboard storage, and water resistance enable our phones to be critical companions in the outdoors. Over the past 24 months we have seen phones take over our photos, our maps, our logistics, our permits, and our reservations in the outdoors.

Digital natives who value experiences more than things expect all software to be mobile, and there is no mobile tool to get them outside.

Tribe Pilot is a mobile-first, mobile-only offline tool for organizing and experiencing adventure.

How far along are you? What's your biggest obstacle?

From the beginning, we bucked the startup tradition of scaling before knowing how to make money. We prioritized adding and validating, knowing that users would pay for the product at a level that would enable us to make a profit as we scale.

Our product is live in both app stores, and we have successfully planned and organized 3,000 trips across 48 states and 50 countries. We have users upgrading and paying for a memberships across the USA. At the tail end of Summer (our best season) we hit internal scaling triggers.

Financial constraints are limiting our development and scaling.

Who competes with you? What do you understand that they don't?

We compete with a variety of disparate tools that are entrenched in their silos. In this light, we compete with e-vite, doodle poll, email, text, messenger, notes apps, google drive, photo apps, and others.

Until now, it took all these tools to stitch together an effective plan for outdoor adventure. We are the one-stop shop, the single source of truth, the collaborative and fun way to organize and remember all your adventures in a single location.

How will you make money?

We charge our users $2.99 per month for a membership. Membership unlocks the true power of the app, with enhanced collaboration tools, offline content, saving and curating your critical trip data.

We also have a' la carte/per trip upgrades, allowing users to test drive before they commit.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1) We are taking on minimal funding because there is no competition in our segment and scaling costs are very low. However, if a new player enters the market and secures a large investment, they may be able to out-build us. In this scenario we would also have to raise a larger VC round.

2) We have validated the rate at which we can convert users from a free account to a paid account. Our retention numbers are still being proven out, so we must retain users long enough to cover their acquisition cost. Based on industry standards and early data, this won't be a problem. However, we are awaiting confirmation.

What is the size of the market, and how significant is it?

Outdoor recreation is America's pastime, more Americans participate in outdoor recreation each year than attend NFL, NBA, MLB, and NHL games combined (145MM vs 134MM).

The outdoor industry is a major economic sector (2.2% of GDP). According to the Outdoor Industry Association it represents over $412 Billion in annual US spending.

Half of all Americans participate in the industry, which translates to around 11 Billion annual outdoor outings. Tribe Pilot targets 100 million of these trips that we consider immediately addressable.

Join **523,119** investors who funded **1,089** startups with over **$130 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

Privacy: We won't share your data, or post to your wall, without your permission.

or

Full name

Email

Password

SIGN UP

Mashable npr Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL FINANCIAL TIMES

wefunder.com/tribepilot/v8 is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.